(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Altera Corporation

Full Name of Registrant

N/A

Former Name if Applicable

101 Innovation Drive

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Altera Corporation (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As previously announced, the Company’s board of directors has established a special committee comprised of independent directors to conduct an internal review of the Company’s historical stock option practices and related accounting treatment. At this time, the special committee has not completed its work nor reached final conclusions and is continuing its review. Also as previously announced, the special committee has reached a preliminary conclusion that the actual measurement dates for certain past stock option grants differed from the recorded grant dates for such awards. As a result, the Company expects to record additional non-cash charges for stock-based compensation expense in prior periods. The Company believes that these charges are material, and accordingly, the Company expects to restate its financial statements for the fiscal years ended 1996 through 2005 to reflect these additional charges, although the Company does not anticipate that the charge for fiscal year 2005 will be material. The Company is also currently evaluating the impact of the potential restatement on its report on internal control over financial reporting, which may result in the determination that a material weakness exists. The Company intends to file any necessary restatements, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as possible following the completion of the special committee’s review.

This Form 12b-25 contains forward-looking statements concerning the Company’s expected restatement of its historical financial statements and the Company’s review of its historical stock option practices and related accounting treatment. There can be no assurance concerning the outcome of the restatements or the conclusion of the special committee’s review. Important factors that could cause actual results to differ materially include the final determinations of the special committee concerning matters relating to the Company’s stock option grants and other actions that may be taken or required as a result of the special committee’s review. Forward-looking statements are made as of the date of this filing, and, except as required by law, the Company does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Katherine E. Schuelke (Name)	(408) (Area Code)	544-7000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Altera Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By	/s/ Katherine E. Schuelke
Katherine E. Schuelke
Vice President, General Counsel and Secretary